Exhibit 99.1

Ballard Announces $264M Order Backlog at September 14 "Investor & Analyst Day" Event

VANCOUVER and NEW YORK CITY, Sept. 13, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) is announcing at its "Investor & Analyst Day" event in New York City that the Company achieved an Order Backlog of $263.5 million as of June 30th, 2017, representing the aggregate value of orders for which customers have made contractual commitments. In addition, Ballard is announcing that it achieved a 12-month Order Book of $97.2 million as of June 30th, 2017, representing the aggregate value of that portion of the Order Backlog the Company expects to deliver in the subsequent 12-month period.

Tomorrow Ballard's Management Team is hosting an "Investor & Analyst Day" event in New York City, from 10:00 a.m. to 2:30 p.m. Eastern Time. The event will also be webcast.

Mr. Randy MacEwen, Ballard President and CEO said, "We are very pleased to report strong Order Backlog and 12-month Order Book numbers, which underscore Ballard's positive and continuing growth trajectory. Moving forward, we intend to provide updates to our Order Backlog and rolling 12-month Order Book numbers on a quarterly basis, consistent with our ongoing approach to providing financial and operational transparency."

Mr. MacEwen continued, "At tomorrow's Investor and Analyst Day our executive management team will be providing a comprehensive discussion of our strategic activities and plans designed to ensure ongoing improvement in the Company's market positioning, financial results and positive return for Ballard shareholders. We look forward to participation at tomorrow's event from interested investors, financial analysts, the investment banking community and other stakeholders."

Tomorrow's Investor & Analyst Day event will provide a comprehensive review of the company's strategic plan – including key market opportunities – as well as progress and outlook across a number of important commercial, technology and operational fronts. The event will also feature a presentation by Mr. Charles Lu, Founder and Chairman of Zhongshan Broad-Ocean Motor Co., Ltd., a key Ballard strategic partner in China and Ballard's largest shareholder.

For a live link to the webcast, interested parties should register at http://bit.ly/2g3iP7e prior to the scheduled start at 10:00 a.m. Eastern Time, September 14th. The live link will provide access to both audio and presentation materials. The audio and presentation materials will be posted after the event to the Ballard corporate website at www.ballard.com/investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/13/c5611.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 20:30e 13-SEP-17